November 20, 2008

Kevin W. Laudenslager
Treasurer
Mid Penn Bancorp
349 Union Street
Millersburg, Pennsylvania 17061

RE: Mid Pen Bancorp, Inc.
   Pre 14A
   Filed on November 7, 2008
   File Number 1-13677

Dear Mr. Laudenslager:

      We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

David S. Lyon
Senior Financial Analyst